Exhibit 99.1

FOR IMMEDIATE RELEASE

DRAGONWAVE’S NEXT GENERATION BACKHAUL SOLUTION SELECTED BY VIDÉOTRON FOR 3G NETWORK DEPLOYMENT

Horizon Compact Delivers Packet Based Backhaul, Meeting the High Levels of Capacity and Reliability Needed for Videotron’s High Speed Packet Access (HSPA) Network

Ottawa, Canada, November 2, 2009 - DragonWave Inc. (TSX: DWI; NASDAQ: DRWI) a leading global supplier of packet microwave radio systems for mobile and access networks, today announced that Videotron, a wholly owned subsidiary of Quebecor Media Inc., will be deploying the Horizon Compact packet microwave solution to deliver high capacity backhaul for its HSPA network, bringing consumers and small businesses an unprecedented level of advanced mobile communications services in several major Canadian markets.

Videotron, an integrated communications leader, offering cable television, interactive multimedia, Internet access, cable telephony and wireless telephone service, is entering a very exciting chapter in its history. After winning 17 spectrum operating licenses last year, Videotron is currently building out a leading edge HSPA network in order to offer new advanced services including mobile television and wireless high-speed Internet access.

“Videotron is in a unique position to offer an unmatched level of technology and content integration for Canadian consumers and small businesses,” said Sylvain Lafrenière, General Manager, Wireless Operations of Videotron.  “Since our network is being designed using the latest technology, and will be readily upgradeable to 4G, we were looking for a solution that would allow us to evolve our infrastructure simply and cost effectively. The Horizon Compact meets these requirements and will enable us to future-proof our backhaul network with a high capacity packet-based solution that offers much greater performance, efficiency, and scalability than traditional microwave systems.”

A carrier-grade packet microwave product, the Horizon Compact operates in bands from 6 GHz to 38 GHz and is capable of delivering scalable backhaul capacity from 10 Mbps to 800 Mbps. This ultra-low-latency Ethernet-based solution is extremely easy to deploy and operate, with a full suite of network management options, and is highly reliable offering 99.999% service availability in next-generation IP networks. Combined with a comprehensive software-driven feature set, the Horizon Compact enables operators to fully exploit the cost savings that can be generated using Ethernet backhaul.

“Videotron has established itself as an industry leader, bringing consumers and small businesses the best in video entertainment, voice and data, and we certainly look forward to working with them as they extend their success into advanced wireless services.” said Peter Allen, president and CEO at DragonWave.  “The Horizon Compact delivers several key advantages for Videotron including advanced traffic queuing, multiple protection options, all-outdoor deployment, and unmatched capacity and reliability.”

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s products is wireless network backhaul.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters are located in Ottawa, Ontario, with sales locations in Europe, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave® and Horizon® are registered trademarks of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements as to the potential benefits of, and demand for, DragonWave’s products.  These statements are subject to certain assumptions, risks and uncertainties, including our view of the relative position of DragonWave’s products compared to competitive offerings in the industry. Readers are cautioned not to place undue reliance on such statements.  DragonWave’s actual results, performance, achievements or developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements.  Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the public documents filed by DragonWave with United States and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Media Contacts

Nadine Kittle Marketing Communications DragonWave Inc. nkittle@dragonwaveinc.com Tel: 613-599-9991 ext 2262	Becky Obbema Interprose Public Relation (for DragonWave) Becky.Obbema@interprosepr.com Tel: (408) 778-2024